Exhibit 22.1

Subsidiaries of Thunder Mountain Gold Inc.

The Company owns 100% of the outstanding stock of Thunder Mountain Resources, Inc., a Nevada Corporation. Thunder Mountain Resources, Inc. owns 100% of the outstanding stock of South Mountain Mines, Inc., an Idaho Corporation.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Subsidiary Companies

On May 21, 2007, we filed articles of incorporation with the Secretary of State in Nevada for Thunder Mountain Resources, Inc., a wholly-owned subsidiary of Thunder Mountain Gold, Inc. G. Peter Parsley was appointed as President, Secretary, Treasurer and sole Director. The financial information for the new subsidiary is included in the consolidated financial statements.

On September 27, 2007, Thunder Mountain Resources, Inc., a wholly-owned subsidiary of Thunder Mountain Gold, Inc., completed the purchase of all the outstanding stock of South Mountain Mines, Inc., an Idaho corporation. The sole asset of South Mountain Mines, Inc. consists of seventeen patented mining claims, totaling approximately 326 acres, located in the South Mountain Mining District, Owyhee County, Idaho. The Stock Purchase Agreement was previously filed as an Exhibit to a Form 8-K filed on June 11, 2007.